UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number 001-42026

YY Group Holding Limited

60 Paya Lebar Road

#09-13/14/15/16/17

Paya Lebar Square

Singapore 409051

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Completion of Acquisitions or Dispositions of Assets or Companies.

For the period from January to July 2025, YY Group Holding Limited, a company incorporated under the laws of the British Virgin Islands (the “Company”), completed a series of transactions to acquire interests in the following entities and assets (collectively, the “Targets”), pursuant to their respective share or asset purchase agreements (collectively, the “Acquisitions”):

●	MediaPlus Venture Group Pte. Ltd., acquired on January 2, 2025, pursuant to a Share Purchase Agreement dated October 21, 2024;

●	Property Facility Services Pte. Ltd., acquired on February 2, 2025, pursuant to a Share Purchase Agreement dated January 21, 2025;

●	YY Circle Hong Kong, acquired on April 14, 2025, pursuant to a Share Purchase Agreement dated April 10, 2025;

●	YY Circle Thailand, acquired on June 2, 2025, pursuant to a Share Purchase Agreement dated May 9, 2025;

●	Uniforce Security Pte. Ltd., acquired on June 5, 2025, pursuant to a Share Purchase Agreement dated June 2, 2025;

●	Transocean Oil Pte. Ltd., acquired on June 10, 2025, pursuant to a Share Purchase Agreement dated April 2, 2025;

●	365IFM Pte. Ltd., acquired on June 17, 2025, pursuant to an Asset Purchase Agreement dated April 10, 2025; and

●	Pesticide Pest Control Pte Ltd on July 1, 2025, pursuant to a Share Purchase Agreement dated July 1, 2025.

Upon completion of the most recent transaction, the Company has determined that, in the aggregate, the acquisitions exceed the 50% threshold and constitute a significant business acquisition, for which related pro forma financial statements of the Target are required under Rule 3-05 and Article 11 of Regulation S-X. Accordingly, pro forma financial information is required.

The Company intends to file consolidated pro forma financial statements reflecting all significant acquisitions in a subsequent Form 6-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YY Group Holding Limited

Date: July 3, 2025	By:	/s/ Fu Xiaowei
	Name:	Fu Xiaowei
	Title:	Chief Executive Officer, Chairman and Director

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